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SEC FILE NUMBER
8-00484

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wayne Hummer Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 South LaSalle Street, 13th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

RMS

OATH OR AFFIRMATION

I, Thomas M. Paulus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wayne Hummer Investments LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LINDA C LISIKIEWICZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/22/18

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Wayne Hummer Investments LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wayne Hummer Investments LLC (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois

February 28, 2018

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	1,057,817
Deposits with clearing organizations and clearing broker		261,727
Receivables from:		
Clearing broker		30,437,714
Affiliates		5,427,050
Securities owned, pledged		800,339
Company-owned life insurance		11,065,562
Fixed assets, at cost (net of accumulated depreciation and amortization of $5,129,587)		330,104
Goodwill		7,960,483
Deferred tax asset, net		1,323,582
Other assets		1,023,915
Total assets	**$**	**59,688,293**
Liabilities and member's equity		
Liabilities:		
Nonqualified deferred compensation plan – plan liabilities	$	9,437,364
Accrued compensation and benefits		4,712,058
Deferred rent		353,785
Payable to affiliates		59,793
Accounts payable, accrued expenses, and other liabilities		1,442,434
Total liabilities		16,005,434
Member's equity		43,682,859
Total liabilities and member's equity	**$**	**59,688,293**

See notes to statement of financial condition.

1. Organization

Wayne Hummer Investments LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company, a financial services firm headquartered in Chicago, Illinois, is a wholly owned subsidiary of Wintrust Bank, an Illinois-chartered state bank that is also a member of the Federal Reserve. Wintrust Bank is a wholly owned subsidiary of Wintrust Financial Corporation (Wintrust or the Parent).

The Company clears its securities transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC, a subsidiary of Wells Fargo Advisors.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, the Company grouped financial assets and financial liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value. These levels are:

> Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

2. Summary of Significant Accounting Policies (continued)

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Significant unobservable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the above valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the assets or liabilities. The following is a description of the valuation methodologies used for the Company's assets and liabilities measured at fair value on a recurring basis:

Securities owned, pledged - Fair values for proprietary securities owned are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing or indicators from market makers.

Financial Instruments

Fair values for securities are typically based on prices obtained from independent pricing vendors. Securities measured with these valuation techniques are generally classified as Level 2 within the fair value hierarchy. Typically, standard inputs such as benchmark yields, reported trades for similar securities, issuer spreads, benchmark securities, bids, offers, and reference data, including market research publications, are used to fair value a security. When these inputs are not available, broker-dealer quotes may be obtained by the vendor to determine the fair value of the security. The Company reviews the vendor's pricing methodologies to determine if observable market information is being used, versus unobservable inputs. Fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal valuation techniques where the unobservable inputs are significant to the overall fair value measurement. At December 31, 2017 the Company owned no Level 3 securities. Other financial instruments are recorded by the Company at contract amounts and include receivables from clearing brokers and affiliates. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Company-Owned Life Insurance

Company-owned life insurance (COLI) policies, are carried at cash surrender value.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets ranging from two to seven years, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

Goodwill

ASC Topic 350, *Intangibles - Goodwill and Other*, addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. In accordance with accounting standards, goodwill is not amortized, but rather is tested for impairment on an annual basis or more frequently when events warrant. The Company conducted its annual impairment analysis as of December 31, 2017, and concluded goodwill was not impaired.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an income tax benefit or income tax expense in the period that includes the enactment date.

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. In accordance with ASC Topic 740, *Income Taxes*, uncertain tax positions are initially recognized in the statement of financial condition when it is more likely than not the positions will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Deferred Rent

Rent expense for operating leases, which may have escalating rentals over the terms of the lease, is recorded on a straight-line basis over the initial lease term. The Company's initial lease term on its headquarters office included a period of free rent, where no rent payments were due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent. Construction allowances received from landlords are recorded as deferred rent and amortized to rent expense over the initial term of the lease.

Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, which created "Revenue from Contracts with Customers (Topic 606)," to clarify the principles for recognizing revenue and develop a common revenue standard for customer contracts. This ASU provides guidance regarding how an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which

2. Summary of Significant Accounting Policies (continued)

the entity expects to be entitled in exchange for those goods or services. The ASU also added a new subtopic to the codification, ASC 340-40, "Other Assets and Deferred Costs: Contracts with Customers" to provide guidance on costs related to obtaining and fulfilling a customer contract. Furthermore, the new standard requires disclosure of sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. At the time ASU No. 2014-09 was issued, the guidance was effective for fiscal years beginning after December 15, 2016. In July 2015, the FASB approved a deferral of the effective date by one year, which resulted in the guidance becoming effective for the Company as of January 1, 2018.

The FASB has continued to issue various Updates to clarify and improve specific areas of ASU No. 2014-09. In March 2016, the FASB issued ASU No. 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," to clarify the implementation guidance within ASU No. 2014-09 surrounding principal versus agent considerations and its impact on revenue recognition. In April 2016, the FASB issued ASU No. 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing," to also clarify the implementation guidance within ASU No. 2014-09 related to these two topics. In May 2016, the FASB issued ASU No. 2016-11, "Revenue Recognition (Topic 605) and Derivative and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting," to remove certain areas of SEC Staff Guidance from those specific Topics. In May 2016 and December 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients" and ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers," to clarify specific aspects of implementation, including the collectability criterion, exclusion of sales taxes collected from a transaction price, noncash consideration, contract modifications, completed contracts at transition, the applicability of loan guarantee fees, impairment of capitalized contract costs and certain disclosure requirements. In February 2017, the FASB issued ASU No. 2017-05, "Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets," to clarify the implementation guidance within ASU No. 2014-09 surrounding transfers of nonfinancial assets, including partial sales of such assets, and its impact on revenue recognition. Like ASU No. 2014-09, this guidance was effective for the Company starting January 1, 2018.

The new guidance is not expected to have an impact on the Company's revenue recognition, including commissions and principal transactions and investment advisory and referral fees. During implementation, the Company reviewed specific contracts with customers across these various sources of revenue. Contract reviews assisted in identifying any characteristics of such contracts that could result in a change in the Company's current practices for recognition of revenue and recognition of costs incurred to obtain or fulfill such contracts. After review, the Company identified no indication that a change in the Company's current practices was necessary. The Company will elect to adopt the new guidance using the modified retrospective approach applied to all contracts as of the date of initial application at January 1, 2018. At this time, electing the modified retrospective approach would result in no cumulative effect adjustment of to the opening balance of retained earnings at the date of initial application.

2. Summary of Significant Accounting Policies (continued)

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," to improve transparency and comparability across entities regarding leasing arrangements. This ASU requires the recognition of a separate lease liability representing the required discounted lease payments over the lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Further, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes of the financial statements. Additionally, in January 2018, the FASB issued ASU No. 2018-01, "Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842," to permit an entity to elect an optional practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity's adoption of Topic 842 and that were not previously accounted for as leases under existing accounting guidance.

This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and is to be applied under a modified retrospective approach, including the option to apply certain practical expedients. The Company is currently evaluating the impact of adopting this new guidance on the statement of financial condition. Excluding any impact from the clarification of contracts representing a lease, the Company expects to recognize separate lease liabilities and right to use assets for the amounts related to certain facilities under operating lease agreements disclosed in Note 9, "Commitments". Additionally, the Company does not expect to significantly change operating lease agreements prior to adoption. The Company has established a group consisting of individuals from the various areas of the Company tasked with transitioning to the new requirements.

New Accounting Pronouncements Adopted

In March 2016, the FASB issued ASU No. 2016-09, "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting," to simplify the accounting for several areas of share-based payment transactions. This included the recognition of all excess tax benefits and tax deficiencies as income tax expense instead of surplus, the classification on the statement of cash flows of excess tax benefits and taxes paid when the employer withholds shares for tax-withholding purposes. Additionally, related to forfeitures, the ASU provides the option to estimate the number of awards that are expected to vest or account for forfeitures as they occur. This guidance was effective for fiscal years beginning after December 15, 2016.

3. Receivables From Clearing Broker

Receivables from the clearing broker include unsettled proprietary trades and amounts due for commissions earned from customer transactions. Also included in receivables from the clearing broker is a deposit in the amount of $26,431,068 that is utilized by the clearing broker to finance the extension of credit to customers. The deposit is unsecured, interest bearing, and due on demand. The deposit monies are segregated by the clearing broker in accordance with the applicable SEC regulations.

4. Fair Value of Financial Instruments

The following table presents the balances of financial instruments measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Securities owned, pledged:				
State and municipal government obligations	$ —	$ 791,435	$ —	$ 791,435
Other	—	8,904	—	8,904
Total securities owned, pledged	—	800,339	—	800,339
Total	$ —	$ 800,339	$ —	$ 800,339

All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

5. Fixed Assets, at Cost, Net of Accumulated Depreciation and Amortization

Fixed assets consisted of the following at December 31, 2017:

Computer equipment and hardware	$ 688,978
Furniture and fixtures	1,878,687
Leasehold improvements	2,892,026
Total	5,459,691
Less accumulated depreciation and amortization	(5,129,587)
	$ 330,104

6. Employee Benefit Plans and Stock-Based Compensation

Employee Benefit Plans

Wintrust sponsors a defined contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 70% of each dollar of participant contributions up to a maximum matching contribution of $5,000 annually. Total contributions made by the Company during the year were $549,845.

6. Employee Benefit Plans and Stock-Based Compensation (continued)

Deferred Compensation

Wintrust sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Although not required to do so, the Company has chosen to fund its obligation under this deferred compensation plan by investing in COLI. The balances in COLI are subject to the claims of general creditors of the Company and totaled $11,065,562 and the related liability totaled $9,437,364 at December 31, 2017.

7. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Wintrust. Federal and state income taxes are calculated as if the Company filed a separate tax return.

The Tax Cuts and Jobs Act (the "Tax Act") was enacted on December 22, 2017, and ASC 740 requires us to reflect the changes associated with the Tax Act's provisions in the fourth quarter of 2017. The Tax Act is complex and has extensive implications for the Company's federal and state taxes. Among other things, the Tax Act reduces the corporate federal income tax rate from 35% to 21%. In January 2018, the SEC issued Staff Accounting Bulletin 118 (SAB 118), which provides guidance on accounting for the Tax Act's impact. SAB 118 provides a measurement period, not to extend beyond one year from the date of enactment during which a company, acting in good faith, may complete the accounting for the impacts of the Tax Act. At December 31, 2017, the Company's accounting for the impact of the Tax Act on its net deferred tax assets is based upon reasonable estimates of the tax effects of the Tax Act; however, these estimates may change as additional information and interpretive guidance regarding the provisions of the Tax Act become available. The Company will complete its accounting for the Tax Act during 2018 as provided in SAB 118 and will reflect any adjustments to its provisional amounts as an adjustment to the provision for taxes in the reporting period in which the amounts are finally determined.

Net deferred tax assets as of December 31, 2017, are as follows:

Assets	$	3,460,641
Liabilities		2,137,059
Net deferred tax assets	$	1,323,582

Net deferred tax assets consist principally of net temporary differences related to various compensation plans, premises, and goodwill.

The Company had no unrecognized tax benefits at January 1, 2017, did not have increases or decreases in unrecognized tax benefits during the year, and does not have any tax positions for which unrecognized tax benefits must be recorded at December 31, 2017. In addition, for the year ended December 31, 2017, the Company has no interest or penalties relating to income tax positions recognized in the statement of financial condition. If the Company were to record interest or penalties associated with uncertain tax positions or as the result of an audit by a tax jurisdiction, the interest or penalties would be included in income tax expense. The Company does not believe it is reasonably possible that unrecognized tax benefits will significantly change in the next 12 months.

7. Income Taxes (continued)

Wintrust is subject to U.S. federal income tax as well as income tax in numerous state jurisdictions. In the ordinary course of business, its income tax returns are routinely subject to audit by the taxing authorities of these jurisdictions. Currently, the Company's federal income tax returns are open and subject to audit for the 2014 tax year forward, and in general, the Company's state income tax returns from the 2014 tax return forward are open and subject to audit, subject to individual state statutes of limitations.

8. Related-Party Transactions

The Company has a line of credit available in the amount of $30,000,000 with an affiliate that matures on April 30, 2018. Interest on this line of credit approximates the federal funds rate and is payable monthly. At December 31, 2017, there was no outstanding balance.

Included in receivables from affiliates are loans and interest made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized using the straight-line method over the terms of the loans, which generally range from three to ten years.

The following related-party transactions were included in the statement of financial condition as of December 31, 2017:

Statement of financial condition	
Receivables from affiliates:	
Loans and accrued interest due from employees	$ 5,391,138
Due from The Chicago Trust Company	214
Due from Great Lakes Advisors	35,698
Total receivable from affiliates	$ 5,427,050

9. Commitments, Contingencies, and Guarantees

Commitments

The Company leases certain office space and equipment under noncancelable operating lease agreements that expire on various dates through 2019. The Company subleases office space under a noncancelable operating lease agreement that expires September 30, 2018.

At December 31, 2017, the aggregate future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows:

December 31	Payment	Income
2018	$ 750,903	$ (398,696)
2019	5,092	—
Total	$ 755,995	$ (398,696)

9. Commitments, Contingencies, and Guarantees (continued)

Contingencies

The Company can be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management and counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's statement of financial condition.

Guarantees

The Company applies the provisions of ASC Topic 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2017, the total amount of customer balances with margin extended by its clearing broker and subject to such indemnification was $15,228,658. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company's obligation under such guarantees could exceed the collateral amounts posted by customers; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

10. Net Capital Requirements

The Company is subject to the SEC *Uniform Net Capital Rule* (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, which requires the Company to maintain minimum net capital equal to $250,000, as defined.

At December 31, 2017, the Company had net capital of $16,668,087, which was $16,418,087 in excess of its required minimum net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

11. Subsequent Events

Management has evaluated the impact of subsequent events through February 28, 2018, the date the statement of financial condition was available to be issued. No subsequent events were required to be recognized or disclosed in the statement of financial condition.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

Wayne Hummer Investments LLC
With Report of Independent
Registered Public Accounting Firm

WINTRUST
WEALTH MANAGEMENT